UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GRAIL, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

384747 101

(CUSIP Number)

June 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384747 101	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Illumina, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,502,126 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,502,126 (See Note 1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,502,126 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.5% (See Note 2)
12	TYPE OF REPORTING PERSON CO

Note 1:

On June 24, 2024, Illumina, Inc. (“Illumina”) completed the separation of GRAIL, Inc. (the “Company”) through the distribution of approximately 85.5% of the shares of the Company’s common stock, par value $0.001 (“Common Stock”), to holders of Illumina’s common stock (the “Spin-Off”). Immediately following the Spin-Off, Illumina directly owned 4,502,126 shares, or approximately 14.5%, of the outstanding shares of Common Stock. Pursuant to a Stockholder and Registration Rights Agreement, dated as of June 21, 2024 (the “Stockholder and Registration Rights Agreement”), between Illumina and the Company, Illumina granted to the Company a proxy to vote the shares of Common Stock owned by Illumina immediately after the distribution in proportion to the votes cast by the Company’s other stockholders.

Note 2:

The denominator for this calculation is based on 31,049,148 shares of Common Stock outstanding as of August 11, 2024, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on August 13, 2024.

CUSIP No. 384747 101	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

GRAIL, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1525 O’Brien Drive, Menlo Park, CA 94025

Item 2.	(a)	Name of Person Filing:

Illumina, Inc.

	(b)	Address of Principal Business Office, or if none, Residence:

5200 Illumina Way, San Diego, CA 92122

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

	(e)	CUSIP Number:

384747 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)-(c)

The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Section 13G are incorporated herein by reference.

Additional Note: On June 24, 2024, Illumina completed the Spin-Off. Immediately following the Spin-Off, Illumina directly owned 4,502,126 shares, or approximately 14.5% of the outstanding shares of Common Stock. Pursuant to the Stockholder and Registration Rights Agreement, Illumina granted to the Company a proxy to vote the shares of Common Stock owned by Illumina in proportion to the votes cast by the Company’s other stockholders.

CUSIP No. 384747 101	SCHEDULE 13G	Page 4 of 5

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 384747 101	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2024

ILLUMINA, INC.

By:	/s/ ANKUR DHINGRA
Name: Ankur Dhingra
Title: Chief Financial Officer